UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

E-Z-EM, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

269305 40 5

(CUSIP Number)

David P. Meyers

1534 North Decatur Road

Atlanta, Georgia 30307

(404) 371-0563

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 269305 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David P. Meyers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 747,667 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 747,667 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%

14	TYPE OF REPORTING PERSON* IN

*	See Instructions

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SCHEDULE 13D

CUSIP No. 269305 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonas I. Meyers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 598,319 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 598,319 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,319

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%

14	TYPE OF REPORTING PERSON* IN

*	See Instructions

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SCHEDULE 13D

CUSIP No. 269305 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stuart J. Meyers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 691,973 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 691,973 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,973

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%

14	TYPE OF REPORTING PERSON* IN

*	See Instructions

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SCHEDULE 13D

CUSIP No. 269305 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Betty K. Meyers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 279,403 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 279,403 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,403

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%

14	TYPE OF REPORTING PERSON* IN

*	See Instructions

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SCHEDULE 13D

CUSIP No. 269305 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meyers Management Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* OO

*	See Instructions

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SCHEDULE 13D

CUSIP No. 269305 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meyers Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* PN

*	See Instructions

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EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed jointly by and on behalf of each of David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers, the Meyers Management Trust and the Meyers Family Limited Partnership (collectively, the “Reporting Persons”). This Amendment No. 4 relates to the Schedule 13D originally filed on June 21, 2002, as previously amended on October 7, 2002, August 8, 2003 and October 14, 2003 (as so amended, the “Schedule 13D”). This Amendment No. 4 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) to report:

•	the liquidation of the Meyers Family Limited Partnership (the “Limited Partnership”), effective on or about December 31, 2003; and

•	the liquidation of the Meyers Management Trust, formerly the general partner of the Limited Partnership, effective on or about December 31, 2003.

As a result of the liquidation of the Limited Partnership and the Meyers Management Trust, the beneficial ownership of each of the Limited Partnership, Betty K. Meyers and the Meyers Management Trust of the common stock, par value $0.10 per share, of E-Z-EM, Inc. (the “Common Stock”) is less than five percent. Therefore, pursuant to Rule 13d-2(b) under the Exchange Act, following this Amendment No. 4 none of the Limited Partnership, Betty K. Meyers or the Meyers Management Trust will be required to make additional filings with respect to the Common Stock.

Information about any person other than the Reporting Persons has been provided to the extent known by the Reporting Persons or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Persons make no representations as to the accuracy, truthfulness or completeness of such other information contained herein.

Item 1. Security and Issuer.

The text of Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

This statement relates to the common stock, par value $0.10 per share (the “Common Stock”), of E-Z-EM, Inc. (the “Company”), whose principal executive offices are located at 1111 Marcus Avenue, Lake Success, New York, 11042.

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Item 2. Identity and Background.

The text of Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

This Statement is filed jointly and on behalf of David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers, the Meyers Management Trust and the Limited Partnership (collectively, the “Reporting Persons”).

(a), (b), and (c)

The address of David P. Meyers is 1534 North Decatur Road, Suite 202, Atlanta, Georgia 30307. Mr. Meyers principal occupation and employment is as the owner of Alpha Cord, Inc., which is in the business of arranging the cryogenic processing and storage of umbilical cord blood. Mr. Meyers is also a director of the Company.

The address of Jonas I. Meyers is 904 Oakland Avenue, Ann Arbor, Michigan 48104. Mr. Meyers is a radio announcer for WABJ in Adrian, Michigan.

The address of Stuart J. Meyers is c/o Sutherland Asbill & Brennan LLP, attn: Geoffrey Edwards, 999 Peachtree St., N.E., Atlanta, Georgia 30309. Dr. Meyers is self-employed as a doctor of pathology.

The address of Betty K. Meyers is 232 Lake Marina Drive, Unit 12B, New Orleans, Louisiana 70124. Ms. Meyers is a homemaker.

The Meyers Management Trust is a Louisiana trust which, until its liquidation, was organized to hold investments of the Meyers Family. The co-trustees of the Meyers Management Trust were Betty K. Meyers, Donald A. Meyer and Stuart J. Meyers, and its address is c/o Stuart J. Meyers, c/o Sutherland Asbill & Brennan LLP, attn: Geoffrey Edwards, 999 Peachtree St., N.E., Atlanta, Georgia 30309.

The Limited Partnership is a Louisiana limited partnership which, until its liquidation, was organized to hold investments on behalf of certain members of the Meyers family. The business address of the Limited Partnership is c/o Stuart J. Meyers, c/o Sutherland Asbill & Brennan LLP, attn: Geoffrey Edwards, 999 Peachtree St., N.E., Atlanta, Georgia 30309.

(d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Limited Partnership and the Meyers Management Trust was, until liquidation, organized under the laws of the State of Louisiana. Each of the other Reporting Persons is a citizen of the United States.

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Item 3. Source and Amount of Funds or Other Consideration.

The text of Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

As described further in Item 5 below, on or about December 31, 2003, the Limited Partnership was liquidated, and the shares of Common Stock held by the Limited Partnership were distributed to the former partners in proportion to their former interests in the Limited Partnership, including David P. Meyers, Jonas I. Meyers, Stuart J. Meyers and the Meyers Management Trust. On or about December 31, 2003 the Meyers Management Trust was liquidated, and the shares of Common Stock held by the Meyers Management Trust were distributed equally to David P. Meyers, Jonas I. Meyers and Stuart J. Meyers, the former beneficiaries of the Meyers Management Trust. In connection with these liquidations, the former partners of the Limited Partnership (other than the Meyers Management Trust) assumed the outstanding balance due under a promissory note dated June 7, 2002, originally issued by the Limited Partnership to Betty Meyers as consideration for the purchase of Class A and Class B common stock of the Company.

Item 4. Purpose of Transaction.

The text of Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

All of the shares of Common Stock acquired by the Reporting Persons as described in Item 3 herein were acquired for investment purposes.

Other than as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, except pursuant to compensation plans of the Company, or the disposition by any person of securities of the Company, except that Stuart J. Meyers, Jonas I. Meyers and David P. Meyers may continue to purchase or sell limited amounts of Common Stock to the extent permitted by Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or other applicable exemptions from registration under the Securities Act; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that would impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a

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registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the board of directors of the Company considers, from time to time, various internal plans developed by management for corporate actions that may fall within the corporate acts described above, and David P. Meyers participates in the evaluation of such plans as a member of the Company’s board of directors.

Item 5. Interest in Securities of the Issuer.

The text of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) and (b). The percentages set forth below and on pages 2 through 7 hereof are based on 10,303,153 shares of Common Stock outstanding as of January 8, 2004, as disclosed in the Company’s Form 10-Q for the quarterly period ending November 29, 2003, as filed with the Securities and Exchange Commission on January 12, 2004.

David P. Meyers. David P. Meyers beneficially owns 747,667 shares of Common Stock directly. This number excludes (a) 121,849 shares held by Mr. Meyers’ wife Christi H. Meyers; (b) 25,773.6 shares held by a trust established for the benefit of Mr. Meyers’ children; and (c) 52,134 shares in which Mr. Meyers has a remainder interest and his mother, Betty K. Meyers, has a life estate. Mr. Meyers does not have voting or investment control over the shares described in (a) through (c) of this paragraph, and expressly disclaims beneficial ownership of all such shares.

Jonas I. Meyers. Jonas I. Meyers beneficially owns 598,319 shares of Common Stock directly. This number excludes 49,632 shares in which Mr. Meyers has a remainder interest and his mother, Betty K. Meyers, has a life estate. Mr. Meyers does not have voting or investment control over the shares in which he has a remainder interest, and expressly disclaims beneficial ownership of all such shares.

Stuart J. Meyers. Stuart J. Meyers beneficially owns 691,973 shares of Common Stock directly. This number excludes (a) 119,940 shares held by Mr. Meyers’ wife Sara W. Meyers; (b) 290,002 shares held by a trust established for the benefit of Mr. Meyers’ children; and (c) 49,632 shares in which Mr. Meyers has a remainder interest and his mother, Betty K. Meyers, has a life estate. Mr. Meyers does not have voting or investment control over the shares described in (a) through (c) of this paragraph, and expressly disclaims beneficial ownership of all such shares.

Betty K. Meyers. Betty K. Meyers beneficially owns 279,403 shares of Common Stock directly, of which Ms. Meyers has only a life estate interest in 151,398 such shares.

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Meyers Management Trust. As a result of its liquidation on or about December 31, 2003, the Meyers Management Trust does not beneficially own any shares of Common Stock.

Limited Partnership. As a result of its liquidation on or about December 31, 2003, the Limited Partnership does not beneficially own any shares of Common Stock.

(c). Except as set forth below, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock:

On or about December 31, 2003, the Limited Partnership was liquidated, and the shares of Common Stock held by the Limited Partnership were distributed to the former partners in proportion to their former interests in the Limited Partnership. As a result of this liquidation, certain of the Reporting Persons received direct ownership of shares of Common Stock in the following amounts:

David P. Meyers	368,748
Jonas I. Meyers	368,748
Stuart J. Meyers	368,748
Meyers Management Trust	33,354

On or about December 31, 2003, the Meyers Management Trust was liquidated, and the shares of Common Stock held by the Meyers Management Trust were distributed to the former beneficiaries in the following amounts:

David P. Meyers	11,118
Jonas I. Meyers	11,118
Stuart J. Meyers	11,118

On December 22, 2003, Stuart J. Meyers transferred by gift 151 shares of Common Stock.

(d). Not applicable.

(e). On or about December 31, 2003, each of Betty K. Meyers, the Limited Partnership and the Meyers Management Trust ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as a result of the liquidation of the Limited Partnership as described in this Item 5.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text of Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Betty K. Meyers is the mother of David P. Meyers, Jonas I. Meyers and Stuart J. Meyers. Other than as described in this Item, there are no contracts, arrangements, understandings or relationships between the Reporting Persons, and the Reporting Persons expressly disclaim membership in a “group” within the meaning of Rule 13d-5(b)(1) promulgated under the Exchange Act. The Reporting Persons are jointly filing this statement pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

Effective on July 15, 2002, Howard S. Stern, Seth F. Stern and Rachel Stern Graham (collectively, the “Stern Family Members”) and each of the Reporting Persons (with the exception of the Meyers Management Trust) entered into a stockholders’ agreement (the “Stockholders’ Agreement”). With one exception, all of the provisions of the Stockholders’ Agreement have expired or otherwise been terminated. Pursuant to the only remaining provision of the Stockholders’ Agreement, each Reporting Person who is a party to the Stockholders’ Agreement has agreed not to submit any shareholder proposal similar to the Meyers Proposal to the Company prior to July 15, 2004, and has agreed to vote all of the shares of Common Stock that he or she beneficially owns against any such shareholder proposal until July 15, 2004.

The “Meyers Proposal” to which the Stockholders’ Agreement refers was a proposal submitted by David P. Meyers on May 24, 2002, and resubmitted on June 18, 2002, to (a) change the Company’s bylaws to provide that directors must be less than seventy (70) years of age to be qualified to serve on the board, and that any director who ceases to be so qualified would be automatically terminated, (b) to amend the bylaws to declassify the Company’s board of directors, and (c) to amend the bylaws to eliminate the requirement that directors may only be removed by the vote of 80% of the Class A common stockholders.

Other than as described in this Item, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons, individually or collectively, and the Stern Family Members. Each of the Reporting Persons expressly disclaims membership in a “group” with the Stern Family Members within the meaning of Rule 13d-5(b)(1) promulgated under the Exchange Act.

The descriptions of the Stockholders’ Agreement set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders’ Agreement, a copy of which was filed as Exhibit 10.3 to the Amendment to the Schedule 13D filed on October 7, 2002, and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Promissory Note dated June 7, 2002 by the Meyers Family Limited Partnership.*

Exhibit B	Stock Pledge Agreement dated June 7, 2002 by and between the Meyers Family Limited Partnership and Betty Kramer Meyers.*

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Exhibit C	Stockholders’ Agreement dated July 15, 2002.**

Exhibit D	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers, the Meyers Management Trust and the Meyers Family Limited Partnership.

*	Filed as an exhibit to the Schedule 13D filed on June 21, 2002.
**	Filed as an exhibit to the Amendment to the Schedule 13D filed on October 7, 2002.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2003

/s/ David P. Meyers David P. Meyers

/s/ Jonas I. Meyers Jonas I. Meyers

/s/ Stuart J. Meyers Stuart J. Meyers

/s/ Betty K. Meyers Betty K. Meyers

MEYERS MANAGEMENT TRUST

By:	/s/ Stuart J. Meyers
Stuart J. Meyers Co-Trustee

MEYERS FAMILY LIMITED PARTNERSHIP

By:	Meyers Management Trust, General Partner

By:	/s/ Stuart J. Meyers
Stuart J. Meyers Co-Trustee

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INDEX TO EXHIBITS

Exhibit	Description of Exhibit	Filing Method
(A)	Promissory Note dated June 7, 2002 by the Meyers Family Limited Partnership.*	Incorporated by Reference

(B)	Stock Pledge Agreement dated June 7, 2002 by and between the Meyers Family Limited Partnership and Betty Kramer Meyers.*	Incorporated by Reference

(C)	Stockholders’ Agreement dated July 15, 2002.**	Incorporated by Reference

(D)	Joint filing agreement by and among the Reporting Persons to Amendment No. 4 to Schedule 13D	Filed herewith

*	Filed as an exhibit to the Schedule 13D filed on June 21, 2002.
**	Filed as an exhibit to the Amendment No. 2 to the Schedule 13D on October 7, 2002.

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